8 February 2000

Ref: 12/00

BHP: RESPONSE TO COAL UNION'S INDUSTRIAL ACTION

The Broken Hill Proprietary Company Limited (BHP) is taking action in the Federal Court and the Australian Industrial Relations Commission (AIRC) against coal mining unions which called strikes overnight at the company's Australian coal operations.

The industrial action followed yesterday's announcement that BHP had settled commercial terms for premium hard coking coal contracts with a number of customers in Japan.

BHP will initiate contempt proceedings in the Federal Court.

It is seeking further orders from the AIRC to prevent the Construction, Forestry, Mining and Energy Union in the Illawarra extending their strike by a further 24 hours.

BHP President Minerals Ron McNeilly said today: "The strike action is totally unjustified. BHP negotiated with its Japanese customers for the best outcome. The agreement reflects the continuing oversupply situation in world coal.

"A strike in response to the outcome of price negotiations will not sell an extra tonne of coal and only serves to send negative messages to customers about the reliability of supply from Australia.

"The reality is that coal from Australia has been progressively replacing production from higher cost operations in the United States and Canada, and we expect this trend to continue".

Contact:

Media Relations Ian Dymock, Manager Public Affairs

BHP Coal Pty Ltd - Brisbane

Tel: + 61 7 3226 0512

Mandy Frostick

Manager Media Relations

BHP Group - Melbourne

Tel: + 61 3 9609 4157

Pierre Hirsch - San Francisco

Tel: (415) 774 2030